Exhibit (a)(13)

ARIAD Pharmaceuticals, Inc.

Employee FAQs

January 23, 2017

1.	What was announced? Why is ARIAD entering into this transaction with Takeda?

•	On January 9, 2017, we announced that ARIAD has entered into a definitive agreement to be acquired by Takeda.

•	The transaction with Takeda will allow us to accelerate ARIAD’s mission to discover, develop and deliver precision therapies to patients with rare cancers, and it also will deliver meaningful value to our shareholders, many of whom are also ARIAD employees.

•	Importantly, the announcement is a testament to employees’ hard work and dedication which has driven our groundbreaking therapies, our extraordinary R&D platform and the strength of our company.

2.	What is Takeda?

•	Takeda is a global, research and development-driven pharmaceutical company and has a track record of innovation, discovery and commercialization.

•	Similar to ARIAD, Takeda is committed to bringing better health and a brighter future to patients by translating science into life-changing medicines.

•	Takeda is based in Japan, operating on a global scale with more than 30,000 employees working in 70 countries; it has offices in the United States, including right here in Cambridge.

•	Takeda’s offices in Cambridge include their Global Oncology Business Unit, Research & Development and the Vaccine Business Unit.

3.	Why is Takeda an ideal partner for ARIAD?

•	The transaction with Takeda will allow us to accelerate ARIAD’s mission to discover, develop and deliver precision therapies to patients with rare cancers.

•	Takeda’s scale, resources and proven capabilities in achieving global access for oncology therapies will help us achieve our goals with our portfolio, pipeline compounds and discovery efforts even more quickly and more broadly.

•	In addition, the transaction will deliver meaningful value to our shareholders, many of whom are also ARIAD employees.

4.	How does ARIAD strengthen Takeda’s portfolio?

•	The addition of ARIAD will expand Takeda’s existing hematology portfolio to include chronic myeloid leukemia (CML) [(Iclusig)]. Takeda’s current portfolio of hematology products is focused on multiple myeloma and lymphoma.

•	The acquisition of ARIAD will add a flagship, global targeted therapy in non-small cell lung cancer (NSCLC) [(brigatinib), an investigational, targeted cancer medicine]. Takeda’s current portfolio of solid tumor products is focused on treatments for prostate cancer, colorectal cancer and non-metastatic osteosarcoma. Brigatinib would be Takeda’s first global solid tumor brand.

5.	When is the transaction expected to close?

•	The transaction is subject to regulatory approvals and other customary closing conditions.

•	It is expected to close by the end of February 2017.

•	ARIAD and Takeda will continue to operate as separate, independent entities until the closing of the transaction.

6.	How does this announcement impact employees’ day-to-day responsibilities?

•	It is business as usual for now. ARIAD and Takeda will continue to operate as separate, independent entities until the transaction closes. We are counting on all employees to remain focused on serving our patients and providers while continuing to achieve our goals.

•	We expect employees to focus on critical priorities and day-to-day responsibilities, including continued discovery and development efforts, selling and promotion of Iclusig and final preparations for a successful launch of brigatinib (an investigational, targeted cancer medicine) in the coming weeks.

7.	How will the companies be integrated?

•	It is early in the process and there are many decisions yet to be made. We do not currently know the details of the new organizational structure, but are committed to providing more information on an ongoing basis as we have it to share.

•	From a cultural perspective, ARIAD and Takeda are a great fit; we look forward to working closely with Takeda to ensure a smooth integration and transition for our teams.

8.	Upon closing of the transaction, what will happen to ARIAD’s offices? Will ARIAD maintain its headquarters in Cambridge?

•	It is early in the process and there are many decisions yet to be made. We are committed to providing more information on an ongoing basis as we have it to share.

9.	Will there be any changes to employee compensation or benefits?

•	It is early in the process and there are many decisions yet to be made. We are committed to providing more information on an ongoing basis as we have it to share.

•	The merger agreement provides that for a period one year after closing, each continuing employee will be provided with base salary and wage rate, short-term cash incentive compensation opportunities, and severance eligibility at a level that is at least as favorable to the employee as was in effect prior to the signing of the transaction.

•	In addition, the merger agreement provides that for the remainder of 2017, each continuing employee will be provided with substantially comparable employee benefits (in the aggregate, other than equity awards) as compared to ARIAD’s current employee benefit arrangements.

10.	Will there be downsizing?

•	Integration planning is just getting started, so it is too soon to have details on what this means for individual ARIAD employees. We want to minimize any uncertainty that this announcement may cause employees and are committed to providing any updates we may receive as the integration planning progresses. For now, it’s business as usual.

11.	Will any employees terminated following closing be entitled to severance benefits?

•	Integration planning is just getting started, so it is too soon to have details on what this means for individual ARIAD employees We want to minimize any uncertainty that this announcement may cause employees and are committed to providing updates as the integration planning progresses. For now, it’s business as usual.

•	The transaction will not affect any rights that an employee may have to severance under an existing employment agreement with ARIAD in connection with a termination of employment following the closing of the transaction.

•	The merger agreement provides that employees who do not have employment agreements with severance provisions will be provided with severance protection that is at least as favorable as that in effect prior to the signing of the transaction for employment terminations occurring within the first year following the closing.

•	Employees who currently participate in the Change in Control Severance Plan for Non-Officer Employees will be entitled to the minimum severance protection provided by such plan, should a qualifying termination occur.

•	Employees are urged to contact their HR business partner should they have any questions or require further information.

12.	What happens to an employee’s current outstanding stock options upon closing?

•	Current and former ARIAD employees holding stock options at the closing will be eligible to receive a lump-sum payment equal to the excess of $24.00 minus the applicable option exercise price, multiplied by the number of options. This is subject to each such outstanding stock option award held by such employee (net of applicable withholding taxes and without interest) no later than five days after the transaction closing date. This includes both vested and unvested options that have not expired and that have not been exercised as of such time.

•	If an employee leaves ARIAD for any reason before the closing of the transaction, the standard terms of employee stock option awards with respect to vesting and forfeiture will apply.

•	Stock options with an exercise price greater than or equal to $24.00 will be canceled and forfeited.

13.	What happens to employee’s current outstanding unvested Restricted Stock Units (RSUs) upon closing?

•	Following the closing, ARIAD employees will be eligible to receive a lump-sum payment equal to the product of $24.00 multiplied by the number of unvested RSUs held by such employee (net of applicable withholding taxes and without interest) no later than five days after the transaction closing date.

•	If an employee leaves ARIAD for any reason before the closing of the transaction, the standard terms of employee RSU awards with respect to vesting and forfeiture will apply.

14.	Are employees eligible for 2017 annual equity awards?

•	Yes, based on ARIAD’s historical annual equity practice, employees who joined the company prior to October 3, 2016, are eligible to receive 2017 annual equity awards, expected to be granted in the form of RSUs, based on their annual performance assessment, subject to the approval of the compensation committee of the Board of Directors.

•	2017 annual equity awards will not accelerate upon the transaction closing date. Instead these awards will convert into a right to receive an amount in cash equal to the product of $24.00 multiplied by the number of RSUs granted which will be paid to employees in three equal annual installments (each such installment to be net of applicable withholding taxes and without interest) consistent with historic ARIAD vesting terms, subject to the holder’s continued employment through each applicable vesting date.

•	If the holder’s employment is terminated (not including resignation without good reason or termination of employment for cause) by ARIAD (or its successor) before the full payment of the 2017 annual equity award, the vesting and payment of the unvested award will be accelerated.

•	If an employee leaves ARIAD for any reason before the closing of the transaction, the standard terms of employee RSU awards with respect to vesting and forfeiture will apply.

15.	What happens to employee’s current outstanding unvested Performance Stock Units (PSUs) upon closing?

•	PSUs shall vest at the greater of (i) the target level of vesting for such PSU and (ii) the vesting level determined based on the achievement of the performance metrics applicable to such PSU, as determined by the Compensation Committee of our Board of Directors. It is expected that the Compensation Committee will make this determination at their next meeting.

•	These earned PSUs will be canceled and converted into the right to receive a lump-sum payment equal to the product of $24.00 multiplied by the number of such earned PSUs held by such employee (net of applicable withholding taxes and without interest) no later than five days after the transaction closing date.

•	If an employee leaves ARIAD for any reason before the closing of the transaction, the standard terms of employee PSU awards with respect to vesting and forfeiture will apply.

•	Any PSUs that do not vest as described above as of the closing shall be forfeited.

16.	What happens to the ARIAD shares that employees own?

•

If an employee owns ARIAD shares by any means (through the exercise of stock options, vesting of restricted stock units, shares of restricted stock or open market purchase), they will receive $24.00 per share either in connection with the consummation of the tender offer (if they tender their shares into the tender offer) or in connection with the consummation of the merger (if they do not tender their shares into the tender offer and do not exercise appraisal rights). The consummation of the tender offer and the merger are expected to occur on the same day. Additional information regarding the tender offer can be found in the Schedule TO filed by Takeda on January 19, 2017 and in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ARIAD on January 19, 2017, both of which are available free of charge on the SEC website or by calling the information agent for the tender offer. Employees who own ARIAD shares should read those materials carefully, as they contain important information about the tender offer.

17.	What happens to an employee’s Paid Time Off (PTO)?

•	In the event of an employee’s termination of employment, any of their accrued but unused personal, sick, or vacation time will be treated in accordance with ARIAD’s PTO practices and policies.

18.	What should an employee do if they are contacted by someone outside of the company?

•	Employees should not discuss any information if contacted by anyone outside the company, but instead refer them to Manmeet Soni at Manmeet.Soni@ariad.com. We will continue to update you on progress as the integration gets underway.

19.	If employees have further questions about the announcement, whom should they ask?

•	If you have additional questions or concerns, please send them to ariad-takedaQA@ariad.com. Leadership will review them and respond as quickly as possible.

This FAQ summarizes the treatment of outstanding equity awards granted by ARIAD Pharmaceuticals, Inc. and certain other employee compensation and benefits related matters. All aspects of employee equity awards and compensation and benefit related matters are governed by the terms and provisions of the applicable plan documents, award agreement(s), employment agreements, and the terms of the Agreement and Plan of Merger, dated as of January 8, 2017, among ARIAD, Takeda Pharmaceutical Company Limited and Kiku Merger Co., Inc. (the “Merger Agreement”), and not by this FAQ. This FAQ is not intended to create any rights or obligations. If there is a conflict between anything in this document, the applicable plan document, award agreement(s), employment agreements, or the Merger Agreement, such documents, and not this communication, will govern.

Additional Information

These FAQs are provided for informational purposes only and do not constitute an offer to purchase or the solicitation of an offer to sell any securities. The tender offer referred to in these FAQs is being made pursuant to a Tender Offer Statement on Schedule TO (containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer) filed by Takeda Pharmaceutical Company Limited (“Takeda”) and its acquisition subsidiary (the “Purchaser”) with the Securities and Exchange Commission (the “SEC”) on January 19, 2017. ARIAD has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer on January 19, 2017. Investors and stockholders should read those filings carefully when they become available as they will contain important information about the tender offer. Those documents may be obtained without charge at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

Cautionary Statement Regarding Forward-Looking Statements

These FAQs contain forward-looking information related to Takeda, ARIAD and the proposed acquisition of ARIAD by Takeda that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward-

looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, anticipated earnings accretion and growth rates, Takeda’s and ARIAD’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Takeda and ARIAD, ARIAD’s products, ARIAD’s pipeline assets and development, the acceleration of the development of cancer treatments; the expected timing of brigatinib approval in the U.S., and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of ARIAD’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Takeda’s common stock and on Takeda’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to sustain and increase the rate of growth in revenues for ARIAD’s products despite increasing competitive, reimbursement and economic challenges; whether and when any drug applications may be filed in any jurisdictions for any indications or any additional indications for ARIAD’s products or for ARIAD’s pipeline assets; whether and when the FDA or any other applicable regulatory authorities may approve any such applications, which will depend on its assessment of the benefit-risk profile suggested by the totality of the efficacy and safety information submitted; decisions by the FDA or other regulatory authorities regarding labeling and other matters that could affect the availability or commercial potential of ARIAD’s products and ARIAD’s pipeline assets; and competitive developments. Other factors that may cause actual results to differ materially include those set forth in the reports that ARIAD files from time to time with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2015 and quarterly and current reports on Form 10-Q and 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Parent.

Many of these factors are beyond ARIAD’s control. Unless otherwise required by applicable law, ARIAD disclaims any intention or obligation to update forward-looking statements contained in these documents as the result of new information or future events or developments.